SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the period of April 10, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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RESIGNATION AND APPOINTMENT OF DIRECTORS

     Ulrich Schurch has resigned as director of Leader Mining International, Inc.

     As of April 10, 2000, Kurt Marty was appointed as director of Leader Mining International, Inc. His background is as follows:

     Kurt Marty, age 37, is a director of the Company. He received a Commercial Diploma as a banker in 1982 in Switzerland. He was assistant V.P. for Credit Swisse from 1997 to 1999. He is also a director of Earthramp.com Communication Inc., a computer hi-tech software company based at Vancouver, BC.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

October 25, 2000                             by:/s/Jasi Nikhanj
                                             Jasi Nikhanj, President